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EXHIBIT 99.4

GlobalMedia.com Completes Sale of its Radio Assets to SurferNETWORK.com

    VANCOUVER, B.C., February 2, 2001—GlobalMedia.com (Nasdaq—GLMC) announced today that it has completed the sale of its radio contracts and related assets to SurferNETWORK.com for $1 million in cash plus 1 million shares of SurferNETWORK.com restricted common stock, for an initial purchase price estimated at $2.25 million. In addition, after a 30-day transition period, SurferNETWORK.com may issue up to 1.5 million more shares as the result of post-closing adjustments, which could result in a total estimated purchase price of up to $4.3 million. GlobalMedia.com has designated its former board member, Gary Slaight, President of Standard Radio Inc., as GlobalMedia.com's representative on SurferNETWORK.com's Board of Directors.

    Global recently refocused its business strategy away from Internet audio delivery to video delivery over the Internet and on the development of its next generation technology, which is targeted for the rapidly growing broadband and wireless market.

    SurferNETWORK.com will combine the radio contracts it has acquired from GlobalMedia.com with its existing radio contract portfolio, and the radio contracts from BroadcastAMERICA.com, for which SurferNETWORK submitted a bid as part of a Chapter 11 auction. This combined portfolio, when enhanced with SurferNETWORK.com's targeted ad insertion technology, will allow SurferNETWORK.com to provide the world's largest network of online radio stations, superior online listening, and targeted multimedia ad technology.

    Michael Metcalfe, CEO of GlobalMedia.com, stated, "We believe that SurferNETWORK.com will provide a great operational platform and a high level of service for our radio customers. We are excited about the opportunities created by our new relationship with SurferNETWORK.com and will work with SurferNETWORK.com to provide a smooth transition."

    Gordon Bridge, CEO of SurferNETWORK.com commented, "We are very pleased to welcome GlobalMedia.com's radio customers to SurferNETWORK and to have Gary Slaight join the SurferNETWORK board as GlobalMedia.com's representative. This acquisition significantly expands SurferNETWORK's reach and positions us as a leader in the online broadcasting of terrestrial radio stations."

About GlobalMedia.com

    GlobalMedia.com (www.globalmedia.com) is a publicly traded developer of scalable, easily implemented and highly customizable media applications for the Internet and e-commerce, with a recent shift from streaming radio broadcast technology to video delivery, broadband and wireless technologies. Winner of the prestigious Linux Journal award for the ``Best Overall Linux Solution" at Comdex Fall "99 for its Internet streaming audio technology, GlobalMedia's new Internet video technologies, once developed, are expected to generate revenue through consulting and development fees from traditional media broadcasters in television and film.

About SurferNETWORK.com

    SurferNETWORK (www.surfernetwork.com) is a privately-held company founded by Geode Electronics, LLC, a technology-based incubator headquartered in Mt. Olive, NJ. In December 1999, Geode announced the creation of SurferNETWORK.com, Inc and the hiring of its CEO, Gordon Bridge, a well known and respected IT executive formerly of AT&T. With the combination of the radio assets from Global Media and BroadcastAMERICA.com, SurferNETWORK becomes the preeminent provider of streaming traditional radio online, with over 1000 radio stations under contract.

    Safe Harbor Statement:  This press release may contain forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act of 1934 and is subject to safe harbor created by these sections. Actual results may differ materially due to a number of risks, including technological and operational challenges, the need for the GlobalMedia.com and SurferNETWORK.com to raise additional capital to fund operations and pay outstanding liabilities while implementing their respective business plans, changes in consumer preferences and developments affecting the Internet.

Contacts:

Ken Shortt

GlobalMedia.com

(888) 744-3044

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EXHIBIT 99.4